Exhibit 12.1

American Airlines Group Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(In millions)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Income (loss) before income taxes	$3,212	$(2,180)	$(2,445)	$(1,979)	$(506)
Add: Total fixed charges (per below)	1,931	1,983	1,586	1,910	1,804
Less: Interest capitalized	61	47	50	40	31

Total earnings (loss) before income taxes	$5,082	$(244)	$(909)	$(109)	$1,267

Fixed charges:
Interest (1)	$948	$902	$682	$852	$846
Portion of rental expense representative of the interest factor	983	1,081	904	1,058	958

Total fixed charges	$1,931	$1,983	$1,586	$1,910	$1,804

Ratio of earnings to fixed charges	2.63	—	—	—	—

Coverage deficiency	$—	$2,227	$2,495	$2,019	$537

(1)	The twelve months ended December 31, 2014 includes non-cash interest accretion related to outstanding Mandatorily Convertible Preferred Stock and Other Bankruptcy Settlement Obligations.